UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 9, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION

IN RELATION TO THE PURCHASE OF FIFTY BOEING B737 SERIES AIRCRAFT

On 9 July 2015, the Company (as the purchaser) entered into the Purchase Agreement with Boeing Company (as the seller) regarding the Acquisition.

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange.

THE PURCHASE AGREEMENT

On 9 July 2015, the Company (as the purchaser) entered into the Purchase Agreement with Boeing Company (as the seller) regarding the Acquisition.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired:	The Boeing Aircraft (i.e. fifty brand new Boeing B737 series aircraft)

Consideration:

The aircraft basic price of the Boeing Aircraft in aggregate is approximately USD4.555 billion (equivalent to approximately RMB27.877 billion) based on the relevant price catalog in 2014. The aircraft basic price of each B737 series aircraft is approximately USD91.097 million (equivalent to approximately RMB557.514 million). Such aircraft basic price comprises the airframe price, engine price and optional equipment price.

The Purchase Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Boeing Company has granted to the Company substantive price concessions with regard to the Boeing Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Boeing Company and as a result, the Consideration is significantly lower than the aircraft basic price of the Boeing Aircraft mentioned above.

Based on the Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 5% but less than 25%. Accordingly, the Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange.

In respect of the Acquisition, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Boeing Company in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Consideration) in this announcement. Nonetheless, Boeing Company, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions (including Listing Rule 14.58(4)) under the Listing Rules in respect of the disclosure of the Consideration and has obtained such waiver.

The Company confirms that the extent of the price concessions granted to the Company under the Purchase Agreement is more favourable than price concessions granted to the Company under the 2014 Agreement. The price concessions granted to the Company under the Purchase Agreement will mainly affect the depreciation of aircraft in the future operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Purchase Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding:

The Consideration is payable by cash in United States dollars in installments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company.

Delivery:

T h e Boeing Aircraft are expected to be delivered to the Company in stages from 2017 to 2019, with 10 of which expected to be delivered in 2017; 25 of which expected to be delivered in 2018; and the remaining 15 of which expected to be brought in and delivered in 2019.

Reasons for entering into the Purchase Agreement and benefits expected to accrue to the Company:

The Boeing Aircraft will be operated by China United Airlines, a wholly-owned subsidiary of the Company, and other branches and subsidiaries of the Company. The Acquisition will increase the carrying capability of the aircraft fleet of the Company and China United Airlines. The Acquisition is beneficial towards the increase of the scale of transportation capability of China United Airlines and build the structure of the aircraft fleet suitable for a low-cost operation model, which in turn will better develop the low-cost airline business. The Acquisition is also beneficial towards supplementing the transportation capability of other branches and subsidiaries of the Company in a timely manner. At the same time, the Company will, in accordance with the market condition and the plan of the Company adjust the time of bringing in the aircraft under the Acquisition when necessary. The Company expects that the Boeing Aircraft will have better cost efficiency performance and will provide a more comfortable air travel service to numerous passengers.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the Acquisition will increase the ATKs of the Company by approximately 6.16% (based on the ATKs of the Company as at 31 December 2014).

As mentioned above, part of the Consideration is, as currently contemplated, being funded through bank loans from commercial banks. The Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the Consideration is payable by installments, it is not expected to have a substantial impact on the Company’s cashflow position or its business operations.

The Acquisition has been approved by the Directors at the fourteenth ordinary meeting of the seventh session of the Board and is also subject to approval(s) by the relevant regulatory authority(ies) in the PRC in compliance with relevant regulatory requirements.

The Directors believe that the terms of the Purchase Agreement (including the price concessions under the Purchase Agreement) are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Discloseable transaction:	The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange.

FURTHER INFORMATION

The Company and Boeing Company:	The Company is principally engaged in the business of civil aviation.
Boeing Company, to the knowledge of the Directors, is principally engaged in the business of aircraft manufacturing.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2014 Agreement”	means the agreement entered into on 13 June 2014 by the Company with Boeing Company regarding the purchase of eighty brand new Boeing B737 series aircraft from Boeing Company;

“Acquisition”	means the purchase of the Boeing Aircraft by the Company under the Purchase Agreement;

“ATKs”	means the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“Boeing Aircraft”	means fifty brand new Boeing B737 series aircraft;

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“China United Airlines”	means 中國聯合航空有限公司 (China United Airlines Co. Ltd.), a limited liability company incorporated in the PRC;

“Company”

means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the actual consideration payable by the Company to Boeing Company for the purchase of the Boeing Aircraft (taking into account the price concessions);

“Directors”	means the directors of the Company;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Purchase Agreement”	means the agreement entered into on 9 July 2015 by the Company (as purchaser) with Boeing Company (as seller) regarding the Acquisition;

“RMB”	means renminbi, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“United States”	means the United States of America; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.12 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Joint Company Secretary

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).